Exhibit (d)(9)

ADDENDUM TO MUTUAL NON-DISCLOSURE AGREEMENT

This Addendum to Mutual Non-Disclosure Agreement (the “Addendum”) is made and entered as of the 29th day of April, 2008, by and between Blackbaud Inc. (“Blackbaud”), a Delaware corporation, and Kintera, Inc. (“Kintera”), a Delaware corporation.

Blackbaud and Kintera entered into a Mutual Non-Disclosure Agreement dated February 7, 2008 (the “Agreement”). The parties now wish to expand the scope of the Agreement to include the provisions set forth below. Accordingly, the Agreement is hereby amended to incorporate the following as a new Section 10 to the Agreement:

10. No Solicitation of Employees; Standstill.

10.1 Each party agrees that neither it nor its affiliates will, without the written consent of the other party, at any time until the one year anniversary of the date of the Agreement, directly or indirectly, employ or solicit for employment (i) any key technical or management personnel of the other party that has first been introduced by the other party to such party in connection with the discussions held subject to the Agreement or who was otherwise substantively involved in the discussions held subject to the Agreement or (ii) any other person who is now employed as an officer of the other party or any of its affiliates; provided, that the foregoing restriction shall not be deemed to prohibit either party from making general public solicitations for employment for any position or from employing any employee of the other party who either responds to such a general solicitation for employment or otherwise contacts such party on his or her own initiative and without solicitation by such party in contravention of the above restriction.

10.2 Without Company’s prior written consent, Blackbaud will not (and will ensure that its “affiliates” as defined in Rule 12b-2 under the Exchange Act will not) for a period of 12 months from the date of the Agreement: (i) purchase or otherwise acquire, or offer, seek, propose or agree to acquire, ownership (including, but not limited to, beneficial ownership as defined in Rule 13d-3 under the Exchange Act) of any securities of Company, or any direct or indirect rights or options to acquire any such securities or any securities convertible into such securities (collectively, “Securities”); (ii) seek or propose, alone or in concert with others, to control or influence in any manner the management, Board of Directors or policies of Company; (iii) make, or in any way participate, directly or indirectly, in any “solicitation” of “proxies” (as such terms are used in the proxy rules under the Exchange Act and the regulations thereunder) to vote, or seek to advise or influence any person with respect to the voting of any voting securities of Company or any of its subsidiaries; (iv) form, join, or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the Securities of Company; (v) make any proposal or any statement regarding any proposal, whether written or oral, to the Board of Directors of Company or any director or officer of Company, or otherwise make any public announcement or proposal whatsoever, with respect to any transaction or proposed transaction between the parties, any of its respective security holders or any of its respective affiliates, including, without limitation, any acquisition, tender or exchange offer, merger, sale of assets or securities, or other business combination, unless (a) Company’s Board of Directors or its designated representatives shall have requested in advance the submission of such proposal (provided, that Blackbaud may notify a designated representative of Company that it wishes to receive such a request from Company’s Board of Directors or its designated representatives, so long as such notification is delivered in a non-public manner only to such designated representative and includes only the desire to receive a request and no indication of the proposal that would be presented following such request), (b) such proposal is directed to Company’s Board of Directors or its designated representatives, and (c) any public announcement with respect to such proposal is approved in advance by Company’s Board of Directors; (vi) make a request in any form that the prohibitions of this paragraph be waived or that Company take any action which would permit Blackbaud to take any of the actions described in this paragraph (provided, that notification of Blackbaud’s desire to receive a request from the Company’s Board of Directors or one of its designated representatives pursuant to clause (v)(a) shall be deemed not to violate this clause (vi)); or (vii) enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing; provided, that each of the restrictions contained in this paragraph (the “Standstill”) shall lapse with respect to Blackbaud at such time as (x) Company enters into an agreement contemplating the acquisition of at least 50% of its outstanding equity securities or a majority of the fair-market value of the Company’s assets with any person, (y) any stockholder of the Company owning greater than 5% of the Company’s outstanding voting common stock disposes of greater than 50% of their holdings or (z) a person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) has commenced a tender offer to acquire at least 50% of Company’s outstanding equity securities or undertaken a proxy contest that would if successful result in a change of control of Company’s Board of Directors. In no event shall the Standstill be in force more than six months after the date of the Agreement.

Except as expressly modified by this Addendum, all other terms and conditions of the Agreement shall remain the same and are hereby ratified and affirmed.

Capitalized terms used but not defined in this Addendum have the meanings set forth in the Agreement.

This Addendum may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

IN WITNESS WHEREOF, Kintera and Blackbaud have duly executed this Addendum as of the date first written above.

KINTERA, INC.

By:	/s/ Alex Fitzpatrick
Name:	Alex Fitzpatrick
Title:	SVP & General Counsel

BLACKBAUD, INC.

By:	/s/ Scott M. Eden
Name:	Scott M. Eden
Title:	Assoc. General Counsel